Exhibit 12
Statement Regarding Computation of Ratios of Earnings to Fixed Charges

	Twelve months ended October 31,					Nine months ended July 31,
	2003	2004	2005	2006	2007	2007	2008

Earnings:
Income (loss) before income taxes	$411,153	$647,432	$806,110	$1,126,616	$70,680	$191,739	$(360,761)
Interest expense	74,086	94,324	126,221	122,473	102,652	76,258	67,340
Rent expense	1,972	2,417	3,923	4,377	4,252	2,731	3,028
Amortization	2,689	1,085	1,079	1,096	1,102	825	965

	$489,900	$745,258	$937,333	$1,254,562	$178,686	$271,553	$(289,428)

Fixed charges:
Homebuilding
Interest incurred	$104,763	$113,452	$115,439	$141,266	$136,758	$102,702	$93,205
Rent expense	1,972	2,417	3,923	4,377	4,252	2,731	3,028
Amortization	2,689	1,085	1,079	1,096	1,102	825	965

	$109,424	$116,954	$120,441	$146,739	$142,112	$106,258	$97,198

Ratio	4.48	6.37	7.78	8.55	1.26	2.56	(a )

(a)	Due the Company’s reported loss before income taxes for the nine-month period ended July 31, 2008, the ratio of earnings to fixed charges is not calculable.